

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2022

Steven Cabouli
Chief Executive Officer
iWallet Corp
401 Ryland St., Ste. 200A
Reno, Nevada 89502

      Re: iWallet Corp
           Form 10-12G
           Filed September 28, 2021
           File No. 000-56347

Dear Mr. Cabouli:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing